04001733

NITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

VP 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thomas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, Suite 656
(No. and Street)

Atlanta (City) — **Georgia** (State) — **30326** (Zip Code)

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Borbone — **(678) 539-1700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350 (Address) — **Atlanta** (City) — **Georgia** (State) — **30339** (Zip Code)

RECEIVED FEB 28 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 27 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Borbone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Thomas Securities, LLC, as

of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL S. MATSUMURA
NOTARY
EXP. 04/09/07
PUBLIC
FULTON COUNTY, GEORGIA

Signature

President/CEO 2/25/04
Title

2/25/04
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

THOMAS SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2003
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owners
Thomas Securities, LLC

We have audited the accompanying balance sheet of Thomas Securities, LLC, as of December 31, 2003 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Securities, LLC, as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 28, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

THOMAS SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

		2003
Cash and cash equivalents	$	17,886
Accounts receivable – clearing broker		89,714
Other accounts receivable		39,500
Property and equipment, net of accumulated depreciation of $32,211		70,528
Deposit with clearing broker		199,185
Prepaid expenses		11,312
Employee advances		24,471
Other		60,219
Total Assets	$	512,815

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Bank loan payable	$	4,770
Accounts payable		130,730
Accrued commissions		53,361
Total Liabilities		188,861
Liabilities subordinated to claims of general creditors		125,000
MEMBERS' EQUITY		198,954
Total liabilities and members' equity	$	512,815

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

	2003
REVENUES	
Commissions	$ 1,755,788
Investment banking	100,000
Total revenues	1,855,788
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	992,824
Clearing costs	331,518
Communications	41,967
Occupancy	89,074
Interest	11,233
Other operating expenses	457,964
Total expenses	1,924,580
NET LOSS	$ (68,792)

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

		2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(68,792)
Noncash items included in net income:		
Depreciation and amortization		14,424
Increase in accounts receivable		(80,797)
Increase in employee advances		(24,471)
Increase in other assets		(58,015)
Increase in payables and accrued expenses		117,872
Decrease in prepaid expenses		6,437
NET CASH USED IN OPERATING ACTIVITIES		(93,342)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(30,532)
NET CASH PROVIDED BY INVESTING ACTIVITIES		
CASH FLOW FROM FINANCING ACTIVITIES		
Contributions from owners		100,000
Increase in deposit with clearing broker		(74,685)
Repayment of bank loan		(10,686)
Proceeds from subordinated loan		125,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		139,629
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,755
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		2,131
End of year	$	17,886
SUPPLEMENTAL CASH FOLLOW INFORMATION		
Interest paid	$	11,233

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2003

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	$ 432,500	$ (264,754)	$ 167,746
Net loss		(68,792)	(68,792)
Contributions from owners	100,000		100,000
Balance, December 31, 2003	$ 532,500	$ (333,546)	$ 198,954

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Delaware that began business in December 2000. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as a partnership. Therefore the income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B — LEASE COMMITMENT

The Company leases its office premises under operating leases. The Company's commitment under the office premises operating leases is approximately the following:

2004	$ 198,000
2005	209,000
2006	197,000
2007	180,000
2008	133,000
	$ 917,000

Rent expense for the year ended December 31, 2003 was approximately $69,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $117,924, which was $17,924 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 1.6 to 1.0.

NOTE D — CONCENTRATIONS

During 2003, the Company earned approximately 21% of its revenues from a single customer.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — RELATED PARTIES

A related company, engaged in fee-based money management, clears through the Company. Commission revenues for 2003 were approximately $49,000.

NOTE G — NET LOSS

The Company had a loss in 2003, which follows a substantial loss for 2002. The Company was dependent upon capital contributions for working capital and net capital during 2003 and 2002. Management believes that the Company will be able to substantially reduce or eliminate its loss during 2004 because of increased revenues but may still be reliant upon capital contributions, which may be difficult to obtain, for its survival. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE H — NOTE PAYABLE TO BANK

The note payable to bank is collateralized by all assets of the Company and is personally guaranteed by the majority member. The note bears interest at 9.5% and is payable in monthly installments of principal and interest of $976 through May 2004.

NOTE I — SUBORDINATED LOANS

The subordinated loans consist of loans for $25,000 and $100,000 due March 2004 and February 2005, respectively. The loans bear interest at 10%, which is paid monthly.

Balance at December 31, 2002	$ -
Proceeds from loans	125,000
Balance at December 31, 2003	$ 125,000

SUPPLEMENTAL INFORMATION

SCHEDULE I
THOMAS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2003

NET CAPITAL:

Total members' equity	$ 198,954
Add – subordinated loans	125,000
	323,954
Less nonallowable assets:	
Account receivable-other	39,500
Property and equipment	70,528
Prepaid expenses	11,312
Employee advances	24,471
Other assets	60,219
	206,030
Net capital before haircuts	117,924
Less haircuts	-
Net capital	117,924
Minimum net capital required	100,000
Excess net capital	$ 17,924
Aggregate indebtedness	$ 188,861
Net capital based on aggregate indebtedness	$ 12,597
Ratio of aggregate indebtedness to net capital	1.6 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003

Net capital as reported in Part IIA of Form X-17A-5	$ 181,662
Audit adjustments:	
To record commissions payable	(52,861)
To record additional accounts payable	(10,877)
Net capital per above	$ 117,924

THOMAS SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners
Thomas Securities, LLC

In planning and performing our audit of the financial statements of Thomas Securities, LLC, for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Thomas Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.